UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

American Power Group Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

395379 30 8
(CUSIP Number)

Matthew van Steenwyk Paradise Road, Suite 3604 Las Vegas, NV 89109 (805) 441-7178
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 15, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	395379 30 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Matthew van Steenwyk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,501,943
	8	SHARED VOTING POWER
23,609,023
	9	SOLE DISPOSITIVE POWER
5,501,943
	10	SHARED DISPOSITIVE POWER
23,609,023
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,110,966
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.1%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No.	395379 30 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Betty Van Steenwyk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None
	8	SHARED VOTING POWER
1,000
	9	SOLE DISPOSITIVE POWER
None
	10	SHARED DISPOSITIVE POWER
1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No.	395379 30 8
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Arrow, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
23,608,023
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
23,608,023
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,608,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.7%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

The following constitutes Amendment No. 4 (this “Amendment”) to the initial Schedule 13D (the “Schedule 13D”) filed on June 12, 2015 by Matthew van Steenwyk (“Mr. Van Steenwyk”), Betty van Steenwyk (“Ms. Van Steenwyk”) and Arrow, LLC (“Arrow”, and together with Mr. Van Steenwyk and Ms. Van Steenwyk, the “Reporting Persons”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Convertible Note Purchase Agreement (the “Purchase Agreement”), dated June 1, 2015 (without regard to any amendments or changes thereto after the date thereof), among American Power Group Corporation, a Delaware corporation (the “Company”) and purchasers signatory thereto.

Item 4.  Purpose of Transaction

On October 21, 2015, the Board of Directors (the “Board of Directors”) of the Company held a special meeting of stockholders (the “Special Meeting”) at which the Board of Directors recommended that the stockholders amend the Certificate of Designation of Preferences, Rights and Limitations of 10% Convertible Preferred Stock (the “Original Certificate”) to modify the anti-dilution provisions of the 10% Convertible Preferred Stock (the “10% Preferred Stock”) to exclude certain issuances of securities from triggering anti-dilution adjustments to the conversion ratio of the 10% Preferred Stock.

At the Special Meeting, the shareholders voted to, among other things, (i) approve an amendment to the Certificate of Designation of Preferences, Rights and Limitations of 10% Convertible Preferred Stock to modify the anti-dilution provisions of the 10% Convertible Preferred Stock to exclude certain issuances of securities from triggering anti-dilution adjustments to the conversion ratio of the 10% Convertible Preferred Stock, and (ii) approve an amendment to the Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock from 150,000,000 to 200,000,000.

Immediately following shareholder approval of the Certificate of Designation of Preferences, Rights and Limitations of 10% Convertible Preferred Stock (the “Original Certificate”), the Company filed a Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (the “Series C Certificate”) with the Secretary of State of Delaware, establishing a new series of Convertible Preferred Stock to be known as Series C Convertible Preferred Stock (the “Series C Preferred Stock”). Upon the effectiveness of the filing of the Series C Certificate with the Secretary of State of Delaware, (i) the outstanding subordinated contingent convertible promissory notes the Company issued in June 2015, in an aggregate principal amount of $2,475,000 (each a “Note” and together, the “Notes”), together with all accrued but unpaid interest thereon, were immediately and automatically converted into shares of Series C Preferred Stock, par value $1.00 per share, at a conversion price of $10,000 per share, which resulted in the conversion of the $1,500,000 Note previously issued by the Company to Arrow (the “Arrow Series C Note”) and accrued interest into 155.795 shares of Series C Preferred Stock having a stated value of $10,000 per share; (ii) the Company immediately issued to each person who owned a Note immediately prior to the conversion the warrant (collectively, the “Warrants”) to purchase shares of the Company’s Common Stock, par value $.01 per share (“Common Stock”), into which such holder’s shares of Series C Preferred Stock are initially convertible at an initial exercise price of $.20 per share; (iii) the holders of the 67% of the 10% Preferred Stock waived anti-dilution adjustments with respect to any future issuances of securities by the Company; and (iv) no anti-dilution adjustment to the conversion ratio of the 10%

Preferred Stock was triggered by the issuance of the Series C Preferred Stock, the Warrants or the shares of Common Stock that may be issued upon the conversion or exercise of such securities. The Warrants will be exercisable for a period of five years from the date of issue and may be exercised on a cashless basis.

In connection with the conversion, Arrow received 155.795 shares of Series C Convertible Preferred Stock, convertible into an aggregate of 7,789,726 shares of Company Common Stock at a strike price of $.20 per share.  In addition, upon filing of the Certificate of Designations with the Delaware Secretary of State, Arrow also received a warrant to acquire 7,789,726 shares of common stock.

In addition to the transactions described above, on October 15, 2015, Arrow, LLC received dividends on its Series A Preferred and Series B Preferred in the amount of $50,000 and $5,102, respectively, which was converted into an aggregate of 185,716 shares of Company common stock at a conversion price of $0.2967 per share.

Item 6.                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In conjunction with the transaction, certain beneficial ownership limitations relating to the ownership of shares of Common Stock could be increased; however, the Reporting Persons do not desire to be subject to any such limitations, and with respect to such limitations as set forth in the Certificate of Designation and  the warrants, the Reporting Persons have elected to increase the beneficial ownership limitation threshold set forth in the aforementioned documents to one hundred percent (100%) of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of both series of preferred stock and the exercise of all warrants issued as part of those two series of transactions.

In connection with the transactions described in Item 4 above, the Registration Rights Agreement dated as of June 2, 2015, among the Company and the purchasers of the Company’s Subordinated Contingent Convertible Promissory Notes, including Arrow, was amended to add the holders of the Warrants as parties, to the extent that such holders were not already parties to such agreement, and to include the Warrant Shares as “Registrable Securities” thereunder.

The holders, including Arrow, of the Company’s 10% Convertible Preferred Stock, the Company’s Series B 10% Convertible Preferred Stock and the warrants issued in connection therewith agreed that the issuance of the Warrants and the Warrant Shares would not trigger adjustments to the conversion price of such preferred stock or to the exercise price of such warrants.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock, to be filed with the

Secretary of State of the State of Delaware upon the satisfaction of certain conditions (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of American Power Group Corporation filed with the SEC on June 4, 2015).

Exhibit 2
Form of Warrant to be issued to the purchasers named in the Convertible Note Purchase Agreement upon conversion of the Notes (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of American Power Group Corporation filed with the SEC on June 4, 2015).

Exhibit 3
Registration Rights Agreement between American Power Group Corporation and the Purchasers named therein, dated as of June 2, 2015 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of American Power Group Corporation filed with the SEC on June 4, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARROW, LLC
/s/ Matthew van Steenwyk
Name: Matthew van Steenwyk
Title: Manager

/s/ Matthew van Steenwyk
Matthew van Steenwyk

/s/ Betty van Steenwyk
Betty van Steenwyk

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).